

June 25, 2015

Denise Cade
Senior Vice President, General Counsel,
and Corporate Secretary
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, IL 60532

      **Re:    SunCoke Energy Partners, Inc.**
               **Form 10-K for the Year Ended December 31, 2014**
               **Filed February 24, 2015**
               **File No. 1-35782**

Dear Ms. Cade:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Craig Slivka, for

                                    Pamela Long
                                    Assistant Director